ProPetro Holding Corp.
1706 S. Midkiff, Bldg. B
Midland, Texas 79701

(432) 688-0012

February 7, 2017

Via EDGAR and FedEx

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:                    H. Roger Schwall, Assistant Director

Division of Corporation Finance

Re:                             ProPetro Holding Corp.

Amendment No. 1 to

Draft Registration Statement on Form S-1

Submitted January 23, 2017

CIK No. 0001680247

Ladies and Gentlemen:

Set forth below are the responses of ProPetro Holding Corp., a Texas corporation (“we,” “our” or the “Company”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated February 2, 2017, with respect to the Company’s Amendment No. 1 to the confidential Draft Registration Statement on Form S-1 submitted to the Commission on January 23, 2017 (the “Registration Statement”).

Concurrently with the submission of this letter, we have submitted through EDGAR our initial public filing of the Registration Statement (the “Initial Filing”).  For your convenience, we have hand delivered three copies of this letter, as well as three copies of the Initial Filing marked to show all changes made since the prior confidential submission of the Registration Statement.

For your convenience, each response is prefaced by the text of the Staff’s corresponding comment in bold, italicized text.  All references to page numbers and captions correspond to the Initial Filing unless otherwise indicated.

Industry and Market Data, page ii

1.              As the staff mentioned in a call with your counsel on February 1, 2017, we experienced technical problems accessing and viewing the materials you provided to us supplementally by disc in response to prior comment 3. Please resubmit this information in a format that is accessible for staff review.

Response: The Company acknowledges the Staff’s comment and has resubmitted the CD containing the supplemental materials to the Staff.

Securities and Exchange Commission

February 7, 2017

Recent Developments — Private Placement of Convertible Preferred Stock, page 6

2.              We note that on January 10, 2017, you filed a Form D/A regarding the December 27, 2016 private placement of Series A Preferred Shares. Please revise your disclosure here, in the Underwriting section at page 107, and in Item 15 at page II-2 to disclose the role of Goldman, Sachs & Co. in the private placement. Refer to Item 701(b) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and respectfully notes that Goldman, Sachs & Co. served as placement agent in the private placement, and was not an underwriter or purchaser in the private placement. Item 701(b) of Regulation S-K requires only the disclosure of the “principal underwriters” and other purchasers in connection with recent sales of unregistered securities. Accordingly, the Company respectfully submits that, because Goldman, Sachs & Co. did not serve as a “principal underwriter” of, or purchaser in, the private placement, disclosure of Goldman, Sachs & Co.’s role is not required by Item 701(b) of Regulation S-K.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 39

Critical Accounting Policies and Estimates, page 53

3.              We note your revised disclosure provided in response to prior comment 7, specifically as it relates to the critical assumptions and estimates used by management to assess long-lived assets for impairment. Your disclosures in Note 7 on page F-15 state the $36.6 million impairment to the Permian drilling and acidizing assets in fiscal year 2015 was primarily a result of depressed commodity prices, a negative future near term outlook and the deterioration in utilization and pricing. Expand your disclosures here to specifically discuss these assumptions and their uncertainties. Your disclosures should also address the sensitivity of additional impairment to changes that are reasonably likely to occur and have a material effect.

Response: The Company acknowledges the Staff’s comment and has revised the critical accounting policies and estimates for impairment of long-lived assets in the Registration Statement accordingly.  Please see pages 54-55.

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Securities and Exchange Commission

February 7, 2017

Please direct any questions or comments regarding this correspondence to our counsel, Ryan J. Maierson of Latham & Watkins LLP, at (713) 546-7420.

Very truly yours,

ProPetro Holding Corp.

By:	/s/ Dale Redman
Dale Redman
Chief Executive Officer

cc:	Jerard Gibson, Securities and Exchange Commission
Jeannette Wong, Securities and Exchange Commission
Shannon Buskirk, Securities and Exchange Commission
Ryan J. Maierson, Latham & Watkins LLP
Thomas G. Brandt, Latham & Watkins LLP
Alan Beck, Vinson & Elkins L.L.P.
Douglas E. McWilliams, Vinson & Elkins L.L.P.